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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP
(Name of Issuer)
UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)
NONE
(CUSIP Number)
Morgan Stanley
1585 Broadway
New York, NY 10036
Attention: Barbara L. Burns
Tel: (212) 761-0174
Goodwin Procter LLP
53 State Street
Boston, MA 02109
Attention: John T. Haggerty
Tel: (617) 570-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Morgan Stanley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		56,286,723.50

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		--0--

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		--0--

WITH	10	SHARED DISPOSITIVE POWER:

--0--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

56,286,723.50

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

91%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	Page	3	of	6
Item 1. Security and Issuer.
     The securities to which this statement relates are common units of limited partnership interests (the “Units”), of Crescent Real Estate Equities Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). The principal executive offices of the Operating Partnership are located at 777 Main Street, Suite 2100, Forth Worth, Texas 76102.

Item 2.	Identity and Background.
     (a) – (c) Morgan Stanley, a Delaware corporation (“Morgan Stanley” or the “Reporting Person”) is a leading global financial services firm providing a wide range of investment banking, securities, investment management, wealth management and credit services. Morgan Stanley’s subsidiaries include, Moon Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), Moon Acquisition LLC, a Delaware limited liability company (“REIT Merger Sub”) and Moon Acquisition Partnership, a Delaware limited partnership (“Partnership Merger Sub”, and collectively with Parent and REIT Merger Sub, the “Purchaser Parties”). The principal executive offices of Morgan Stanley are located at 1585 Broadway, New York, NY 10036.
     Attached hereto as Exhibit 99.1 is a list of the directors and executive officers of Morgan Stanley which contains the information required to be provided in this statement with respect to each such person and is specifically incorporated herein by reference.
     (d) – (e) During the last five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed in Exhibit 99.1, has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Exhibit A hereto.
     (f) The citizenship of each of the persons listed in Exhibit 99.1 is provided therein.

Item 3.	Source and Amount of Funds or Other Consideration.
     On May 22, 2007, the Purchaser Parties, Crescent Real Estate Equities Company, a Texas real estate investment trust (the “Company”) and Crescent Real Estate Equities, Ltd., a Delaware corporation (the “General Partner”) entered into a Voting Agreement (the “Company Voting Agreement”) and Parent, REIT Merger Sub and Richard E. Rainwater entered into a Voting Agreement (the “Rainwater Voting Agreement”, and together with the Company Voting Agreement, the “Voting Agreements”) as an inducement for the Purchaser Parties to enter into the Merger Agreement discussed in Item 4 and in consideration thereof. Morgan Stanley has not paid additional consideration to Mr. Rainwater, the Company or the General Partner in connection with the execution and delivery of the Voting Agreement.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.
     (a) - (b) On May 22, 2007, the Company, the Operating Partnership and the Purchaser Parties entered into an Agreement and Plan of Merger (the “Merger Agreement”). Subject to the terms and

CUSIP No.	Page	4	of	6
conditions of the Merger Agreement, the Company will merge with and into REIT Merger Sub, which will be the surviving entity (the “REIT Merger”), and Partnership Merger Sub will merge with and into the Operating Partnership, which will be the surviving entity (the “Partnership Merger” and, together with the REIT Merger, the “Mergers”). Upon the effective time of the Partnership Merger: (i) each outstanding unit of interest in the Operating Partnership other than a Restricted Unit (a “Unit”) will automatically be canceled and converted into the right to receive cash, without interest, equal to $45.60 per Unit (the “Unit Consideration”), (ii) each outstanding option to purchase Units (an “Option”) will automatically be canceled and converted into the right to receive cash equal to the product of (x) the number of Units issuable upon exercise of the Option, and (y) the excess of the Unit Consideration over the exercise price of the Option per Unit, and (iii) each restricted unit issued under the long-term incentive plans of the Operating Partnership (a “Restricted Unit”) will automatically be canceled and converted into the right to receive $45.60 per Restricted Unit, plus accrued and unpaid dividends. The obligations of the parties to the Merger Agreement to effect the Mergers are subject to certain conditions, including the approval of the REIT Merger by the Company’s shareholders, and the receipt of applicable governmental approvals.
     The Purchaser Parties entered into the Voting Agreements in connection with the Merger Agreement. Pursuant to the Voting Agreements, each of the Company, the General Partner and Mr. Rainwater agreed to vote, and has irrevocably appointed Morgan Stanley as his or its agent, attorney-in-fact and proxy to vote, his or its Units owned as of May 22, 2007 or acquired thereafter: (i) in favor of the approval of the Partnership Merger, presented for consideration to any persons; (ii) against any proposal or transaction which could prevent or delay the consummation of the Partnership Merger; (iii) against any action which would frustrate the purposes, or prevent or delay the consummation, of the Partnership Merger; (iv) in favor of the approval and adoption of the Merger Agreement; (v) against any proposal or transaction which could prevent or delay the effectiveness of the REIT Merger; and (vi) against any action which would frustrate the purposes, or prevent or delay the effectiveness of the Merger Agreement.
     The Voting Agreements also provide that, except under certain limited circumstances, each of the Company, the General Partner and Mr. Rainwater will not sell, assign, transfer or otherwise dispose of or encumber any of such Units owned as of May 22, 2007 or acquired thereafter. The Voting Agreements will terminate upon the earlier of the effective time of the Mergers or the termination of the Merger Agreement in accordance with its terms.
     The purpose of the transactions contemplated by the Voting Agreements is to support the consummation of the transactions contemplated under the Merger Agreement.
     (c) Not applicable.
     (d) Upon the consummation of the Partnership Merger, Parent shall be the general partner of the Operating Partnership, the surviving partnership in the Partnership Merger.
     (e) Other than as a result of the Mergers described in Item 4(a) and (b) above, not applicable.
     (f) Not applicable.
     (g) At the effective time of the Partnership Merger, the certificate of limited partnership of the Operating Partnership shall be amended as a result of the Partnership Merger to be in the form mutually agreed upon by the parties to the Merger Agreement. At the effective time of the Partnership Merger, the limited partnership agreement of the Operating Partnership shall be the limited partnership agreement of

CUSIP No.	Page	5	of	6
the surviving partnership until thereafter amended in accordance with the provisions thereof and as provided by applicable law.
     (h) - (i) If the Partnership Merger is consummated as planned, the Units will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     (j) Other than as described above, Parent currently has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.
     References to, and descriptions of, the Mergers, the Merger Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreements, included as Exhibits 99.2, 99.3 and 99.4, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.
     (a) - (b) Prior to May 22, 2007, Morgan Stanley was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Units. Upon execution of the Voting Agreements, Morgan Stanley may be deemed to have acquired sole voting power (for the purposes described in the Voting Agreements) with respect to, and beneficial ownership of, the Units beneficially owned by each of the Company and Mr. Rainwater. Based on representations made by the Company and Mr. Rainwater in the Voting Agreements, the Company and Mr. Rainwater together beneficially own 56,286,723.50 Units, constituting approximately 91% of the total issued and outstanding Units (based on 61,740,784.50 Units, the number of Units outstanding as of May 18, 2007 as represented by the Operating Partnership in the Merger Agreement).
     (c) The information set forth in Item 4 above is incorporated herein by reference.
     (d) To Morgan Stanley’s knowledge, each of the Company and Mr. Rainwater has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units owned by the Company and Mr. Rainwater, respectively, and reported by this statement.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth under Items 3 and 4 above and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
     The following documents are filed as exhibits to this Schedule 13D:

*99.1	Directors and Executive Officers of Parent

*99.2	Exhibit A

99.3	Agreement and Plan of Merger, dated as of May 22, 2007, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities Limited Partnership, Moon Acquisition Holdings LLC, Moon Acquisition LLC, and Moon Acquisition Limited Partnership (incorporated by reference to Exhibit 2.01 of the Company’s Current Report on Form 8-K filed May 25, 2007 (File No. 1-13038 ))

CUSIP No.	Page	6	of	6

*99.4	Form of Voting Agreement, dated as of May 22, 2007, by and among Crescent Real Estate Equities Company, Crescent Real Estate Equities, Ltd., Moon Acquisition Holdings LLC, Moon Acquisition LLC, and Moon Acquisition Limited Partnership

*99.5	Form of Voting Agreement, dated as of May 22, 2007, by and among Richard E. Rainwater, Moon Acquisition Holdings LLC and Moon Acquisition LLC

*	Filed herewith

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2007	MORGAN STANLEY
	By:	/s/ Christopher L. O’Dell
Christopher L. O’Dell
Authorized Signitory